U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Blutt                Mitchell                    J.
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   (Last)               (First)                 (Middle)

Chase Equity Associates, LLC ("CEA, LLP")(1)

380 Madison Avenue, 12th Floor
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                                    (Street)

  New York,             New York                10017
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   1/1/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Fisher Scientific International, Inc. ("FSH")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |_|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

   1/21/98
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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 5)                 (Instr. 5)            (Instr. 5)
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
Nonvoting Common Stock                   807,058                     I                    (2)
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      7. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Nonvoting Common Stock       1/21/98    1/21/2008   Nonvoting Common       66,409           $48.25          I             (2)
Warrants                                            Stock
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

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Equity Associates, LLC ("CEA, LLC") became the successor to Chase Equity Associates, LP ("CEA, LP"), and (ii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of Chase Capital Partners ("CCP"), became the sole member of CEA, LLC. Dr. Blutt is a general partner of CCP. CCP is the managing member of Consolidating, and pursuant to a master advisory agreement with Consolidating, the manager, by delegation, of CEA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CEA, LP. The internal reorganization changed CEA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) CEA, LLC is the record owner of the shares. Dr. Blutt disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.


/s/ Mitchell J. Blutt, MD                                   February   , 2000
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      ** Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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